510 Burrard St, 3rd Floor
Date: June 20, 2013	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ADIRA ENERGY LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	July 8, 2013 (AMENDED)
Record Date for Voting (if applicable) :	July 8, 2013 (AMENDED)
Beneficial Ownership Determination Date :	July 8, 2013 (AMENDED)
Meeting Date :	August 7, 2013 (AMENDED)
Meeting Location (if available) :	1204 – 120 Adelaide St. W.
Toronto ON, M5H 1T1
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	00687U103	CA00687U1030

Sincerely,

Computershare
Agent for ADIRA ENERGY LTD.